August 25, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Common Stock, $0.0001 par value per share, of Mobile Infrastructure Corporation under the Exchange Act of 1934.

Sincerely,

